June 26, 2007

H. Christopher Owings
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Amendment #1 to Registration Statement on Form SB-2 for MIPSolutions, Inc.
Date of Comment Letter: May 2, 2007
File No. 333-141927

Gentlemen:

Enclosed is a copy of Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement") of MIPSolutions, Inc. (the "Company"). This is a copy of the filing submitted electronically pursuant to Regulation S-T.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 2, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement. A copy of the Comment Letter has been attached to the courtesy hard copy delivered to Matthew Benson.

General

1.
The registration statement has been separated so that it includes two offerings-one by the Company and one by the selling shareholders. At the end of the registration statement are alternate pages for use with the selling shareholder prospectus and the explanatory note at the beginning of the registration statement explains their insertion. At effectiveness, the issuer will print two separate propsectuses-one for use by the issuer and one for use by the selling shareholders.

2.	The noted disclosure has been amended and appears on pages 1, 6, and 7 of the Company’s prospectus, the cover and inside cover and the alternate cover page.

CASSIDY & ASSOCIATES LETTER	PAGE NUMBER 2

Executive Compensation

3.	The requested disclosure has been added and appears on page 18 of the prospectus.

Security Ownership of Certain Beneficial Owners and Management

4.	The requested disclosure has been added and appears on pages 17 and 18 of the prospectus.

Selling Shareholders

5.	The requested disclosure has been added and appears beginning on page 21 of the prospectus.

6.	The requested disclosure has been added and appears beginning on page 21 of the prospectus.

7.	The requested disclosure has been added and appears on page 21 of the prospectus.

Undertakings

8.	The requested disclosure has been added and appears as Item 28 of Part II of the registration statement.

Signatures

9.	The filing has been amended to indicate the signature of the principal executive, financial and accounting officers.

Sincerely,

Lee W. Cassidy